Name of Offeree   Copy Number

_____   _____

CONFIDENTIAL OFFERING MEMORANDUM

Roots & Vine Produce and Cafe Inc.

Up to 5,350 Shares of Common Stock at $20.00 per share

Maximum Offering - 100 Shares

Minimum Offering - 5 Shares

Minimum Purchase Per Investor- 5 Shares

_____

This Confidential Offering Memorandum (the "Memorandum") has been prepared in connection with an offering (the "Offering") of up to 5,350 shares of Common Stock, $20.00 par value (the "Shares") of Roots & Vine Produce and Cafe Inc. (the "Company"). The minimum offering amount is $107,000.00 ("Minimum Offering Amount"), and the maximum offering amount is $1,070,000.00 ("Maximum Offering Amount"). The minimum purchase per investor is 5 shares, or $100.00. Officers and directors of the Company will make offers and sales of the Shares; however, the Company retains the right to utilize any broker-dealers registered with the National Association of Securities Dealers, Inc. ("NASD") and applicable state securities authorities to sell all or any portion of the Shares. If the Company so elects, it may pay such broker-dealers a commission in the amount of up to 10% and a non-accountable expense allowance of up to 3% of the proceeds they have sold. Offers and sales of the Shares will be made only to "Accredited Investors" as such term is defined in Rule (4) (a) of Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended (the "Act"), which includes the Company's officers, directors and affiliates.

The Offering is scheduled to terminate on March 01, 2019. The Company reserves the right, however, to extend the term of this Offering for a period of up to 30 days. See "The Offering." This Memorandum may not be reproduced in whole or in part without the express prior written consent of the Company.

The date of this Confidential Offering Memorandum is _____.

THIS MEMORANDUM IS FOR CONFIDENTIAL USE AND MAY NOT BE REPRODUCED. DISTRIBUTION THAT IS NOT APPROVED BY THE COMPANY MAY RESULT IN A VIOLATION OF FEDERAL AND STATE SECURITIES REGULATIONS. THIS MEMORANDUM AND ALL ACCOMPANYING

MATERIALS SHALL BE RETURNED TO AN AUTHORIZED OFFICER OF THE COMPANY UPON REQUEST.

THE SECURITIES HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR THE SECURITIES LAWS OF ANY STATE, IN RELIANCE UPON ONE OR MORE SPECIFIC EXEMPTIONS FROM REGISTRATION OR QUALIFICATION REQUIREMENTS. SUCH EXEMPTIONS LIMIT THE NUMBER AND TYPES OF INVESTORS TO WHICH THE OFFERING WILL BE MADE. AS A RESULT, THE SECURITIES OFFERED HEREBY ARE OFFERED ONLY TO "ACCREDITED INVESTORS" AS SUCH TERM IS DEFINED IN RULE (4) (A)OF REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK, AND SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT AFFORD THE LOSS OF HIS OR HER ENTIRE INVESTMENT. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS MEMORANDUM IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER FEDERAL AND APPLICABLE STATE SECURITIES LAWS. THERE IS CURRENTLY NO PUBLIC MARKET FOR THE SECURITIES, AND INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THE STATEMENTS CONTAINED HEREIN ARE BASED ON INFORMATION BELIEVED BY THE COMPANY TO BE RELIABLE. NO WARRANTY CAN BE MADE THAT CIRCUMSTANCES HAVE NOT CHANGED SINCE THE DATE SUCH INFORMATION WAS SUPPLIED. THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL BE ABLE TO SUCCESSFULLY IMPLEMENT ANY OF ITS PLANS, OR THAT ACTUAL FUTURE PLANS AND PERFORMANCE WILL NOT BE MATERIALLY DIFFERENT FROM THE COMPANY'S PRESENT EXPECTATIONS.

ANY INFORMATION OR REPRESENTATIONS CONTAINED IN THE COMPANY'S PROMOTIONAL OR MARKETING SOURCES OTHER THAN THIS

MEMORANDUM MAY NOT BE AS CURRENT OR ACCURATE AS INFORMATION OR REPRESENTATIONS CONTAINED IN THIS MEMORANDUM, AND THEIR CONTENTS ARE EXCLUDED FROM THIS MEMORANDUM.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION OR MODIFICATION BY THE COMPANY WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT, IN ITS SOLE DISCRETION, TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART FOR ANY REASON OR TO ALLOT TO ANY SUBSCRIBER

LESS THAN THE NUMBER OF SHARES SUBSCRIBED FOR OR TO WAIVE CONDITIONS TO THE PURCHASE OF THE SHARES.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS MEMORANDUM AS LEGAL, INVESTMENT OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OF SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. IN ADDITION, THE OFFERING MATERIALS CONSTITUTE AN OFFER ONLY IF A NAME AND IDENTIFICATION NUMBER APPEAR IN THE APPROPRIATE SPACES PROVIDED ON THE COVER PAGE AND CONSTITUTE AN OFFER ONLY TO THE PERSON WHOSE NAME APPEARS IN THOSE SPACES.

EXECUTIVE SUMMARY

Roots & Vine Produce and Cafe Inc., (hereinafter "the Business") is a corporation located at 2016 W. 119th Street, Chicago, Illinois, 60643.

The Company was founded in 2018 by Ena Jones.

It currently has a staff of 1 people, and is slated to expand further.

The Company was initially capitalized by an investment of $21,000.00 of which a sum of $21,000.00 is from Ena Jones. The Business's first product was introduced to the market in 2018 and has been marketed successfully till date. A profit of $98,000.00 is projected for the current year.

The Company is also developing innovative packages nearing beta test stage, which can be expected to produce revenue before the end of the financing period. The Company is also gearing up for introduction of its products into international market.

1. THE OFFERING

The Company intends to raise a minimum of $107.000 and a maximum of $1,070,000 in this Offering to fund the continued growth of our business. The Common Stock will be offered in a private placement offering pursuant to an exemption from registration under

Rule (4) (a)of Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended, under exemptions under applicable state securities laws, and in reliance upon the representations and warranties of each of the purchasers that they are purchasing the Common Stock for investment purposes and not with a view to any resale or distribution thereof.

The Offering is being made on an "all or none" basis until the Minimum Offering Amount of $107,000.00 is raised. Proceeds received prior to raising the Minimum Offering Amount will be held in an escrow account with the Stripe Connect. Upon raising the Minimum Offering Amount, these proceeds will be released for use by the Company and, thereafter, 100% of the proceeds raised in the Offering, up to the Maximum Offering Amount of $1,070,000.00, will be immediately available for use by the Company without impound or escrow.

The proceeds from the sale of the Shares offered hereby will be approximately $107,000.00 if all 5,350 Shares are sold. The net proceeds from this offering will be used to expand marketing, sales and distribution capabilities and provide working capital. The following itemizes the intended use of proceeds:

Intended Use Cost staff, working capital, machinery, equipment, payroll, rent, repairs, research, supplies, marketing, development, etc…

The expenditures projected in the foregoing list are estimates based on management projections of the operating needs of the business. Although the amounts set forth represent our present intentions with respect to proposed expenditures, actual expenditures may vary substantially, depending upon future developments such as marketing decisions, sales activity, and certain other factors.

The following table sets forth the actual capitalization of the Company prior to the Offering and as adjusted to reflect receipt of the Maximum Offering Amount proceeds from the issuance and sale of all 5,350 Shares in the Offering.

The total shareholder's equity is 100 with a total Company capitalization of $21,000.00

The following description of certain matters relating to the securities of the Company does not purport to be complete and is subject in all respects to applicable Illinois law and to the provisions of the Company's articles of incorporation ("Articles of Incorporation") and bylaws (the "Bylaws").

Each share of Common Stock entitles the holder thereof to no vote on all matters submitted to a vote of the shareholders. The holders of Common Stock do not have preemptive rights or rights to convert their Common Stock into other securities. Holders of Common Stock are entitled to receive, pro rata, such dividends as may be declared by our Board of Directors out of legally available funds. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and the liquidated preference to preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of Common Stock. All shares of Common Stock now outstanding are fully paid, validly issued and non-assessable

The certificates representing the Shares being offered hereby will bear a legend to the effect that the Shares represented by the certificate are not registered under the Act, or under the securities laws of any state, and therefore cannot be transferred unless properly registered under the Act or pursuant to an opinion of counsel satisfactory to counsel to the Company that an exemption from the Act is available.

The following table sets forth certain information, as of August 30, 2018 and as adjusted to give effect to the Offering, regarding the beneficial ownership of the Common Stock by (i) each beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company, and each executive officer of the Company, and (iii) by all executive officers, directors of the Company as a group.

Name of Ena Jones

Number of Percentage Owned 100

Percentage Owned Percentage Owned

Shareholder Shares Before Offering 1

After Minimum 51

After Maximum Owned 51

Offering Amount Is Offering Amount Is Raised

All officers, 0

Directors, 0

Employees as a group 0

The Company currently intends to retain its earnings for future growth and, therefore, do not anticipate declaring any dividends in the foreseeable future. The Company would expect that determinations to pay dividends on its shares would be based primarily upon the financial condition, results of operations, regulatory and business capital requirements, any restrictions contained in financing or other agreements binding upon the Company, and other factors that the board of directors deems relevant.

2. BUSINESS PLAN The company strategy is to: Roots & Vine Produce and Café Inc., is a start-up aiming to revolutionize the convenience store concept. "Connecting Farmers To People & Reconnecting People With Real Food." Our core mission is to target and eliminate food deserts in blighted neighborhoods, create jobs for the communities we serve as well as specialized franchised opportunities. We are dedicated to building relationships with family farmers nationwide to supply our locations, that will increase their bottom line and provide Roots & Vine Produce and Cafés with the best quality produce available. Offering communal space alongside the store gives each location the

possibility to connect with people of the community, host workshops, classes, food demos and healthy dialogue with customers to introduce to them healthier food options, recipes and solutions to reduce food related illnesses such as diabetes, heart disease and obesity.

The marketing strategy is to: Roots and Vine Produce and Cafés, will be cashless transactions, which will offer security in the most challenging communities. Being cashless offers an advantage of inventory control and up-to-the-minute profit and loss for each location for true data analysis. Minimal startup investment for each 3000 square foot (or less) location should not exceed $75k the annual gross return on investment estimates to exceed $250k. Our franchise model is one-of- a- kind. Franchise opportunities will give deference to people within their communities who will work for up to 36 months as a salaried partner into store ownership. We will heavily market on all social media platforms as well as utilize traditional marketing platforms such as radio, and print.

3. MANAGEMENT

The following table sets forth each director, principal director, and other control person:

Name Position/Title Ena Jones President/CEO

Directors will hold office until their successors have been elected or qualified at an annual shareholders' meeting, or until their death, resignation, retirement, removal, or disqualification. Vacancies on the board will be filled by a majority vote of the remaining directors. Officers of the Company serve at the discretion of the Board of Directors.

We may establish an informal Executive Advisory Board with appointments made by the Board of Directors. The role of the Executive Advisory Board will be to assist our management with general business and strategic planning. We intend to compensate Executive Advisory Board members with any combination of cash, common stock, or stock options.

Our Articles of Incorporation and bylaws provide blanket indemnification for our directors and officers to the fullest extent permissible under Illinois law. The Company has entered into indemnification agreements with members of the management team that indemnify, defend and hold harmless these members from liability incurred in connection with their duties as officers and directors of the Company.

We maintain insurance policies under which the directors and officers of the Company will be insured, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions in their respective capacities as directors or officers, including liabilities under the Securities Act.

4. HISTORICAL FINANCIAL INFORMATION

Any Offeree can request information and consult the Company's accountant and financial advisor's regarding the financial history of the business. Upon request the Offeree will be provided with financial statements for the business covering the previous 3 years.

5. RISK FACTORS

Investment in our Shares involves a high degree of risk and should be regarded as speculative. You should consider investing in our Shares only if you can afford the loss of your entire investment. Accordingly, you should consider carefully the following factors, in addition to the other information concerning our Company and our business contained in this Memorandum, before purchasing the Shares offered hereby. The following factors are not to be considered a definitive list of all the risks associated with an investment in our Shares.

Unanticipated obstacles to execution of business plan Our proposed plan of operation and prospects will depend largely upon our ability to successfully establish Company's presence in a timely fashion, retain and continue to hire skilled management, technical, marketing and other personnel; and attract and retain significant numbers of quality business partners and corporate clients. There can be no assurance that we will be able to successfully implement our business plan or develop or maintain future business relationships, or that unanticipated expenses, problems or technical difficulties which would result in material delays in implementation will not occur.

Competition The market is highly competitive. There are low barriers to entry, and we expect that competition will intensify in the future. We believe that numerous factors, including price, client base, brand name, and general economic trends (particularly unfavorable economic conditions adversely affecting consumer investment), will affect our ability to compete successfully. Our competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than we do. There can be no assurance that we will be have the financial resources, technical expertise or marketing and support capabilities to compete successfully. Increased competition could result in significant price competition, which in turn could result in lower revenues, which could materially adversely affect our potential profitability.

Over Reliance on Management We depend on our senior management to work effectively as a team, to execute our business strategy and business plan, and to manage employees and consultants. Our success will be dependent on the personal efforts of key personnel. Any of our officers or employees can terminate his or her employment relationship at any time, and the loss of the services of such individuals could have a material adverse effect on our business and prospects. Our senior management team has worked together for only a very short period of time, and may not work well together as a management team.

Forward Looking Statements This Memorandum contains forward-looking statements that are based on our current expectations, assumptions, estimates, and projections about our business, our industry, and the industry of our clients. When used in this Memorandum, the words "expects," anticipates," "estimates," "intends," "believes," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The cautionary statements made in this Memorandum should be read as being applicable to all related forward-looking statements wherever they appear in this Memorandum.

ADDITIONAL INFORMATION As a prospective investor, you and your professional advisors are invited to review any materials available to us relating to our Company, our plan of operation, our management and financial condition, this Offering and any other matter relating to this Offering. We will afford you and your professional advisors the opportunity to ask questions of, and receive answers from, our officers concerning such matters and to obtain any additional information (to the extent we possess such information and can acquire it without unreasonable expense) necessary to verify the accuracy of any information set forth in the Memorandum. All such information and materials may be requested from Ena Jones at 7739790199.

Investment in the Shares involves significant risks and is suitable only for persons of adequate financial means who have no need for liquidity with respect to this investment and who can bear the economic risk of a complete loss of their investment. The Offering is made in reliance on exemptions from the registration requirements of the Securities Act and applicable state securities laws and regulations.

The suitability standards discussed below represent minimum suitability standards for prospective investors. The satisfaction of such standards by a prospective investor does not necessarily mean that the Shares are suitable investment for such prospective investor. Prospective investors are encouraged to consult their personal financial advisors to determine whether an investment in the Shares is appropriate. The Company may reject subscriptions, in whole or in part, in its absolute discretion.

The Company will require each investor to represent in writing, among other things, that (i) by reason of the investor's business or financial experience, or that of the investor's professional advisor, the investor is capable of evaluating the merits and risks of an investment in the Shares and of protecting its own interests in connection with the transaction (ii) the investor is acquiring the Shares for its own account, for investment only and not with a view toward the resale or distribution thereof, (iii) the investor is aware that the Shares have not been registered under the Securities Act or any state securities laws, (iv) the investor is aware of, and has executed and delivered, the subscription agreement to be entered into in connection with the purchase of the Shares, (v) the investor is aware of the absence of a market for the Shares, and (vi) unless otherwise approved by the Company, such investor meets the suitability requirements set forth below.

Except as set forth below, each investor must represent in writing that he or she qualifies as an "non-accredited investor," as such term is defined in Rule (4)(b) of Regulation CF under the Securities Act, and must demonstrate the basis for such qualification. To be a non-accredited investor, an investor must fall within any of the following categories at the time of the sale of the Units to that investor:

___ Subscribers annual income or net worth is less than $107,000, then the investor's investment limit is the greater of:

___ $2,200 or

___5 percent of the lesser of the subscribers' annual income or net worth.

If both annual income and net worth are equal to or more than $107,000, then the investor's limit is 10 percent of the lesser of their annual income or net worth.

___During the 12-month period, the aggregate amount of securities sold to a subscriber through all Regulation Crowdfunding offerings may not exceed $107,000, regardless of the investor's annual income or net worth.

___an entity in which all of the equity owners are non-accredited investors.Any person or entity who meets the suitability standards set forth herein and who desires to purchase Shares offered hereby shall be required to deliver all of the following to the Company prior to such purchase: (a) Signed original copies of the Subscription Agreement. On each signature page, the subscriber must sign, print his, her or its name, address, and social security number or tax identification number where indicated and print the number of Shares subscribed for and the date of execution. The Subscription Agreement will be used by the Company to determine whether the prospective purchaser is an "accredited investor," whether he or she has the requisite knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of a purchase of the Shares, and to determine whether state suitability requirements have been met. All questions must be answered in full. If the answer to any question is "no" or "not applicable," please so state. The last page of the Subscription Agreement must contain the printed name of the subscriber, the required signature and the date of execution. (b) A check or money order equal to the total purchase price of the Shares being purchased.

The Company reserves the right to accept or reject any subscription for Shares in whole or part for any reason whatsoever. If a subscriber is rejected by the Company, all funds tendered for investment will be returned to the subscriber, without interest or deduction, promptly after such rejection, along with notice thereof.

ROOTS & VINE PRODUCE AND CAFE INC.